CODE OF ETHICS
OF
AUTOCHINA INTERNATIONAL LIMITED

1.	Introduction

The Board of Directors (the “Board”) of AutoChina International Limited has adopted this code of ethics (this “Code”), which is applicable to all directors, officers and employees (collectively, “Covered Persons”) of the Company (as defined below), to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•
full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by or on behalf of the Company;

•	compliance with applicable governmental laws, rules and regulations; and

•	the prompt internal reporting of violations of, and accountability for adherence to, this Code.

In this Code, references to the “Company” means AutoChina International Limited and, in appropriate context, the Company’s subsidiaries.

2.	Honest, Ethical and Fair Conduct

Each Covered Person owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest, fair and candid. Deceit and dishonesty are inconsistent with integrity. Service to the Company should never be subordinated to personal gain and advantage.

Each Covered Person must:

•	Maintain the confidentiality of the Company’s information where required;

•	Observe all applicable governmental laws, rules and regulations;

•
Comply with the requirements of applicable accounting and auditing standards, as well as Company policies, in order to maintain a high standard of accuracy and completeness in the Company’s financial records and other business-related information and data;

•	Endeavor to deal ethically and fairly with the Company’s customers, suppliers, competitors and employees and not seek unfair competitive advantage through unlawful or unethical business practices;

•	Protect the assets of the Company and ensure their proper use;

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Refrain from taking for themselves personally opportunities that are discovered through the use of corporate assets or using corporate assets, information or position for general personal gain outside the scope of employment with the Company; and

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Avoid conflicts of interest, wherever possible, except under guidelines or resolutions approved by the Board (or the appropriate committee of the Board) and except as disclosed in the reports and documents that the Company files with the SEC (SEC File No. 000-53082) and other public communications; any employee who believes that he or she may have a conflict of interest, whether actual or potential, must report all pertinent details to his or her supervisor or a member of the Company’s Legal Department, if any. Any officer or director who believes that he or she may have a conflict of interest, whether actual or potential, must report all pertinent details to the Company’s Audit Committee or a member of the Company’s Legal Department, if any.

3.	Disclosure

The Company strives to ensure that the contents of and the disclosures in the reports and documents that the Company files with the SEC and other public communications shall be full, fair, accurate, timely and understandable in accordance with applicable disclosure standards, including standards of materiality, where appropriate. Each Covered Person must:

•
not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators, self-regulating organizations and other governmental officials, as appropriate; and

•	in relation to his or her area of responsibility, properly review and critically analyze any proposed disclosure presented to such Covered Person for accuracy and completeness.

Each Covered Person must promptly bring to the attention of the Chairman of the Audit Committee of the Board (or the Chairman of the Board) any information he or she may have concerning (a) significant deficiencies in the design or operation of internal and/or disclosure controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

4.	Compliance

It is the Company’s obligation and policy to comply with all applicable governmental laws, rules and regulations. Each Covered Person must, adhere to the standards and restrictions imposed by those laws, rules and regulations.

5.	Reporting and Accountability

The Board or Audit Committee of the Company is responsible for applying this Code to specific situations in which questions are presented to it and has the authority to interpret this Code in any particular situation. Any Covered Person who becomes aware of any existing or potential breach of this Code is required to notify the Chairman of the Board or the Chairman of the Audit Committee promptly. Failure to do so is itself a breach of this Code.

Specifically, each Covered Person must:

•	Notify the Chairman of the Board or the Chairman of the Audit Committee promptly of any existing or potential violation of this Code.

•	Not retaliate against any other person for reports of potential violations that are made in good faith.

The Company will follow the following procedures in investigating and enforcing this Code and in reporting on the Code:

•	The Board or Audit Committee will take all appropriate action to investigate any breaches reported to it.

•	If the Audit Committee determines (by majority decision) that a breach has occurred, it will inform the Board.

•
Upon being notified that a breach has occurred, the Board (by majority decision) will take or authorize such disciplinary or preventive action as it deems appropriate, after consultation with the Audit Committee and/or the Company’s General Counsel, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of the SEC or other appropriate law enforcement authorities.

No Covered Person following the above procedure shall, as a result of following such procedure, be subject by the Company or any officer or employee thereof to discharge, demotion suspension, threat, harassment or, in any manner, discrimination against such Covered Person in terms and conditions of employment.

6.	Waivers and Amendments

Any waiver (defined below) or an implicit waiver (defined below) from a provision of this Code for the principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions or any amendment (as defined below) to this Code is required to be disclosed in a Current Report on Form 6-K filed with the SEC.

A “waiver” means the approval by the Company’s Board of a material departure from a provision of the Code. An “implicit waiver” means the Company’s failure to take action within a reasonable period of time regarding a material departure from a provision of the Code that has been made known to an executive officer of the Company. An “amendment” means any amendment to this Code other than minor technical, administrative or other non-substantive amendments hereto.

All Covered Persons should note that it is not the Company’s intention to grant or to permit waivers from the requirements of this Code. The Company expects full compliance with this Code.

7.	Other Policies and Procedures

Any other policy or procedure set out by the Company in writing or made generally known to Covered Persons prior to the date hereof or hereafter are separate requirements and remain in full force and effect.

8.	Inquiries

All inquiries and questions in relation to this Code or its applicability to particular people or situations should be addressed to the Company’s Secretary, or such other compliance officer as shall be designated from time to time by the Company.